Exhibit 99.1

HEXO to Host Third Quarter 2023 Earnings Conference Call

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021

GATINEAU, Québec--(BUSINESS WIRE)--June 12, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, announced today that it will hold an audio-only conference call on Thursday, June 15, 2023, at 10 a.m. EDT, to review its financial results for the third fiscal quarter, ended April 30, 2023. The results will be released after market close on Wednesday, June 14, 2023.

Following the prepared remarks, there will be a question-and-answer session. Charlie Bowman, President & Chief Executive Officer, and Julius Ivancsits, Chief Financial Officer, will be participating on the call.

Conference Call Details
Date: Thursday, June 15, 2023
Time: 10 a.m. EDT
Participant Toll-Free Dial-In Number: +1-877-270-2148
Participant Toll Dial-In Number: +1-412-902-6510

Please dial-in 15 minutes before the start of the conference to secure a line and avoid delays. This conference call will be recorded and available for replay until June 29, 2023.

To listen to the replay, please use the dial-in number and access code listed below:

Toll Free Dial-in Number: +1-877-344-7529 or 855-669-9658
Toll Dial-in Number: +1-412-317-0088
Replay Access Code: 9288289

About HEXO Corp.
HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ:HEXO).

Contacts

For media or investor inquiries:
invest@hexo.com